Exhibit 21.1
Subsidiaries of Bionano Genomics, Inc.
Bionano Genomics UK, Ltd., a private limited company organized under the laws of the United Kingdom
Bionano Genomics (Shanghai) Trading Co., Ltd., a private limited company organized under the laws of the China

BioDiscovery, LLC, a California limited liability company

Lineagen, Inc., a Delaware corporation